Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On October 13, 2000, NiSource Inc. and Columbia Energy Group issued a joint press release. The text of the joint press release is set forth below.

                         TEXT OF JOINT PRESS RELEASE
                              OCTOBER 13, 2000

   [NISOURCE LOGO]                                        [COLUMBIA LOGO]

   NEWS RELEASE                            CONTACTS:
                                           Media
                                           -----
                                           NiSource-Sally Anderson
                                           (219) 647-6203
                                           Columbia-R.A. Rankin, Jr.
                                           (703) 561-6044

                                           Investor Relations
                                           ------------------
                                           NiSource-Dennis Senchak
                                           (219) 647-6085
                                           NiSource-Rae Kozlowski
                                           (219) 647-6083
                                           Columbia-Thomas L. Hughes
                                           (703) 561-6001

       NISOURCE/COLUMBIA ENERGY GROUP MERGER TARGETED FOR COMPLETION
                                 NOVEMBER 1;
         CEG SHAREHOLDERS MUST MAKE ELECTION OF STOCK BY OCTOBER 30

        MERRILLVILLE, Ind., and HERNDON, Va. (October 13, 2000) - NiSource Inc. and Columbia Energy Group today announced that a November 1, 2000 effective date is planned for the merger between NiSource Inc. and Columbia Energy Group. As a result, October 30, 2000 has been established as the deadline for Columbia shareholders to elect to receive New NiSource stock in exchange for Columbia Energy Group common stock.

        In a letter to Columbia shareholders dated October 10, the companies said that Columbia shareholders wishing to receive New NiSource stock in the merger must submit their completed election forms and stock certificates or notice of guaranteed delivery in time to be received by the exchange agent, ChaseMellon Shareholder Services, L.L.C., no later than 5 p.m. New York City time on October 30.

        The companies said they would announce any changes in the effective date in a press release, on the NiSource and Columbia web sites, www.nisource.com and www.columbiaenergygroup.com, respectively, and in a filing with the Securities and Exchange Commission.


        Under the terms of the merger agreement, Columbia shareholders can elect to receive New NiSource stock. Otherwise, they will receive a combination of cash and New NiSource SAILS (Stock Appreciation Income Linked Securities) units consisting of a zero coupon debt security and a forward equity contract.

        Elections are subject to proration if Columbia shareholders elect stock for more than 30 percent of the total outstanding Columbia common shares. The right to elect stock is conditioned on Columbia shareholders electing stock for at least 10 percent of the outstanding Columbia shares.

        If a Columbia shareholder elects New NiSource stock, the share-holder will receive for each share of Columbia, subject to proration, a number of shares of New NiSource common stock equal to $74.00 divided by the average closing price of NiSource common stock during the 30 consecutive trading days immediately preceding the second trading day prior to completion of the merger, but not more than 4.4848 shares. Based on an effective date of November 1, this 30 consecutive trading day period will begin on September 18 and end on October 27. This October 27 ending date was incorrectly stated as October 30 in the letter to Columbia shareholders dated October 10. A corrected letter dated October 12 is being distributed to Columbia shareholders.

        Shareholders are asked to review the stock election materials for details, and to contact the exchange agent, ChaseMellon Shareholder Services, at 1-800-685-4258 with additional questions.

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators.



        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

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